SECURITIES AND EXCHANGE COMMISSION
                     WASHINGTON, D.C.  20549

                            FORM S-6

 For Registration Under the Securities Act of 1933 of Securities of Unit Investment Trusts Registered on Form N-8B-2

A.   Exact Name of Trust:             FT 595

B.   Name of Depositor:               NIKE SECURITIES L.P.

C.   Complete Address of Depositor's  1001 Warrenville Road
     Principal Executive Offices:     Lisle, Illinois  60532

D.   Name and Complete Address of
     Agents for Service:              NIKE SECURITIES L.P.
                                      Attention:  James A. Bowen
                                      Suite 300
                                      1001 Warrenville Road
                                      Lisle, Illinois  60532

                                      CHAPMAN & CUTLER
                                      Attention:  Eric F. Fess
                                      111 West Monroe Street
                                      Chicago, Illinois  60603

E.   Title of Securities
     Being Registered:                An indefinite number of
                                      Units pursuant to Rule
                                      24f-2 promulgated under
                                      the Investment Company Act
                                      of 1940, as amended.

F.   Approximate Date of Proposed
     Sale to the Public:              ____ Check if it is
                                      proposed that this filing
                                      will become effective on
                                      _____ at ____ p.m.
                                      pursuant to Rule 487.

     The registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.


              SUBJECT TO COMPLETION, DATED JANUARY 16, 2002

           Financial Services Portfolio, Qualified 2002 Series
             Pharmaceutical Portfolio, Qualified 2002 Series
               Technology Portfolio, Qualified 2002 Series
                                 FT 595

FT 595 is a series of a unit investment trust, the FT Series. Each of the three portfolios listed above (each, a "Trust," and collectively, the "Trusts") is a separate portfolio, or series, of FT 595 consisting of a portfolio of common stocks ("Securities") issued by companies in the industry sector or investment focus for which each Trust is named. The objective of each Trust is to provide the potential for an above-average total return.

THE SECURITIES AND EXCHANGE COMMISSION HAS NOT APPROVED OR DISAPPROVED OF THESE SECURITIES OR PASSED UPON THE ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

THE INFORMATION IN THIS PROSPECTUS IS NOT COMPLETE AND MAY BE CHANGED. WE MAY NOT SELL THESE SECURITIES UNTIL THE REGISTRATION STATEMENT FILED WITH THE SECURITIES AND EXCHANGE COMMISSION IS EFFECTIVE. THIS
PROSPECTUS IS NOT AN OFFER TO SELL THESE SECURITIES AND IS NOT
SOLICITING AN OFFER TO BUY THESE SECURITIES IN ANY STATE WHERE THE OFFER OR SALE IS NOT PERMITTED.

                               FIRST TRUST (R)

                               1-800-621-9533

             The date of this prospectus is January __, 2002

                               Table of Contents

Summary of Essential Information                            3
Fee Table                                                   4
Report of Independent Auditors                              5
Statements of Net Assets                                    6
Schedules of Investments                                    7
The FT Series                                              11
Portfolios                                                 12
Risk Factors                                               14
Public Offering                                            15
Distribution of Units                                      16
The Sponsor's Profits                                      17
The Secondary Market                                       17
How We Purchase Units                                      17
Expenses and Charges                                       18
Tax Status                                                 18
Rights of Unit Holders                                     19
Income and Capital Distributions                           19
Redeeming Your Units                                       19
Investing in a New Trust                                   20
Removing Securities from a Trust                           21
Amending or Terminating the Indenture                      21
Information on the Sponsor, Trustee,
   Shareholder Servicing Agent and Evaluator               22
Other Information                                          23

                        Summary of Essential Information

                                 FT 595

                    At the Opening of Business on the
                Initial Date of Deposit-January __, 2002

                   Sponsor:   Nike Securities L.P.
                   Trustee:   JPMorgan Chase Bank
Shareholder Servicing Agent:  BISYS Fund Services Ohio, Inc.
                 Evaluator:   First Trust Advisors L.P.

                                                                  Financial Services  Pharmaceutical        Technology
                                                                  Portfolio           Portfolio             Portfolio
                                                                  Qualified 2002      Qualified 2002        Qualified 2002
                                                                  Series              Series                Series
                                                                  ____________        ____________          ____________
Initial Number of Units (1)
Fractional Undivided Interest in the Trust per Unit (1)            1/                  1/                    1/
Public Offering Price:
   Aggregate Offering Price Evaluation of Securities per Unit (2) $                   $                     $
   Deferred Sales Charge of    % of the Public Offering
     Price per Unit (   % of the net amount invested) (3)         $                   $                     $
   Less Deferred Sales Charge per Unit                            $ (   )             $ (   )               $ (   )
   Public Offering Price per Unit (4)                             $                   $                     $
Sponsor's Initial Repurchase Price per Unit (5)                   $                   $                     $
Redemption Price per Unit (based on aggregate underlying
    value of Securities) (5)                                      $                   $                     $
CUSIP Number
Security Code
Ticker Symbol

First Settlement Date                                 January __, 2002
Mandatory Termination Date (6)                        January __, 2003

_____________

                NOTES TO SUMMARY OF ESSENTIAL INFORMATION

(1) As of the close of business on the Initial Date of Deposit, we may adjust the number of Units of the Trusts. If we make such an adjustment, the fractional undivided interest per Unit will vary from the amounts indicated above.

(2) Each listed Security is valued at its last closing sale price. If a Security is not listed, or if no closing sale price exists, it is valued at its closing ask price. Evaluations for purposes of determining the purchase, sale or redemption price of Units are made as of the close of trading on the New York Stock Exchange ("NYSE") (generally 4:00 p.m. Eastern time) on each day on which it is open (the "Evaluation Time").

(3) The maximum sales charge you will pay includes the deferred sales charge and the creation and development fee which are collected as described in "Fee Table" and "Public Offering." If you redeem or sell Units, you will not be assessed any remaining unaccrued deferred sales charge payments or creation and development fee at the time of sale or redemption.

(4) The Public Offering Price shown above reflects the value of the Securities on the business day prior to the Initial Date of Deposit. No investor will purchase Units at this price. The price you pay for your Units will be based on their valuation at the Evaluation Time on the date you purchase your Units. On the Initial Date of Deposit, the Public Offering Price per Unit will not include any accumulated dividends on the Securities. After this date, a pro rata share of any accumulated dividends on the Securities will be included.

(5) Until the earlier of six months after the Initial Date of Deposit or the end of the initial offering period the Sponsor's Initial Repurchase Price per Unit and Redemption Price per Unit will include the estimated organization costs per Unit set forth under "Fee Table." After such date, the Sponsor's Initial Repurchase Price per Unit and Redemption Price per Unit will not include such estimated organization costs. See "Redeeming Your Units."

(6) See "Amending or Terminating the Indenture."

                               Fee Table

This Fee Table describes the fees and expenses that you may, directly or indirectly, pay if you buy and hold Units of a Trust. See "Public
Offering" and "Expenses and Charges." Although each Trust has a term of approximately one year and is a unit investment trust rather than a mutual fund, this information allows you to compare fees.

                                                    Financial Services          Pharmaceutical            Technology
                                                    Portfolio                   Portfolio                 Portfolio
                                                    Qualified                   Qualified                 Qualified
                                                    2002 Series                 2002 Series               2002 Series
                                                    ___________________         _________________         _______________
                                                                Amount                      Amount                    Amount
                                                                per Unit                    per Unit                  per Unit
                                                                ________
Unit Holder Sales Fees
(as a percentage of public offering price)

Maximum Sales Charge
Initial sales charge                                0.00%(a)    $.000           0.00%(a)    $.000         0.00%(a)    $.000
Deferred sales charge                                   %(b)    $                   %(b)    $                 %(b)    $
Creation and development fee cap                    0.25%(c)    $               0.25%(c)    $             0.25%(c)    $
                                                    ________    _______         ________    _______       ________    _______
Maximum Sales Charges
(including creation and development fee cap)(c)         %       $                   %       $                  %      $
                                                    ========    =======         ========    =======       ========    =======
Organization Costs
(as a percentage of public offering price)
Estimated organization costs                            %(d)    $                   %(d)    $                   %(d)  $
                                                    ========    =======         ========    =======       ========    =======

Estimated Annual Trust Operating Expenses(e)
(as a percentage of average net assets)
Portfolio supervision, bookkeeping,
   administrative and evaluation fees                   %       $                   %       $                   %     $
Trustee's fee, Shareholder Servicing Agent's fee
    and other operating expenses                        %(f)    $                   %(f)    $                   %(f)  $
                                                    ________    _______         ________    _______       ________    _______
Total                                                   %       $                   %       $                   %     $
                                                    ========    =======         ========    =======       ========    =======

                                 Example

This example is intended to help you compare the cost of investing in a Trust with the cost of investing in other investment products. The example assumes that you invest $10,000 in a Trust for the periods shown and sell all your Units at the end of those periods. The example also assumes a 5% return on your investment each year and that a Trust's operating expenses stay the same. Although your actual costs may vary, based on these assumptions your costs would be:

                                                                                  1 Year     3 Years    5 Years    10 Years
                                                                                  _____      _____      _____      _____
Financial Services Portfolio, Qualified 2002 Series                               $          $          $          $
Pharmaceutical Portfolio, Qualified 2002 Series
Technology Portfolio, Qualified 2002 Series

The examples assume that the principal amount and distributions are rolled annually into a New Trust, and you pay the deferred sales charge.

________________

(a) There is no initial sales charge on Trust Units.

(b) The deferred sales charge for each Trust is a fixed dollar amount
equal to $   , $    and $    per Unit for the Financial Services
Portfolio, Pharmaceutical Portfolio and Technology Portfolio, respectively, which will be accrued on a daily basis and deducted monthly, commencing February 20, 2002, over the life of a Trust and at a Trust's termination. The deferred sales charge, as a percentage of the Public Offering Price, will vary over time. When you purchase Units you will only be subject to deferred sales charge payments not yet accrued.

(c) The creation and development fee compensates the Sponsor for creating and developing the Trusts. The creation and development fee is a charge of .25% per Trust collected at the end of the initial offering period which is generally 365 days. The creation and development fee is computed based on a Trust's average daily net asset value through the date of collection. If the value of your Units decreases over the initial offering period, the creation and development fee as a percentage of your initial investment will be less than .25%. However, in no event will we collect more than .25% of your initial investment if the value of your Units increases over the initial offering period.

(d) Estimated organization costs will be deducted from the assets of a Trust at the earlier of six months after the Initial Date of Deposit or the end of the initial offering period.

(e) Each of the fees listed herein is assessed on a fixed dollar amount per Unit basis which, as a percentage of average net assets, will vary over time. The Sponsor will bear annual Trust Operating Expenses in excess of the amounts set forth above (if applicable) for each Trust.

(f) Other operating expenses do not include brokerage costs and other portfolio transaction fees for any of the Trusts. In certain circumstances the Trusts may incur additional expenses not set forth above. See "Expenses and Charges."

                   Report of Independent Auditors

The Sponsor, Nike Securities L.P., and Unit Holders
FT 595

We have audited the accompanying statements of net assets, including the schedules of investments, of FT 595, comprising the Financial Services Portfolio, Qualified 2002 Series; Pharmaceutical Portfolio, Qualified 2002 Series; and Technology Portfolio, Qualified 2002 Series (the "Trusts"), as of the opening of business on January __, 2002 (Initial Date of Deposit). These statements of net assets are the responsibility of the Trusts' Sponsor. Our responsibility is to express an opinion on these statements of net assets based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statements of net assets are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the statements of net assets. Our procedures included confirmation of the cash held by JPMorgan Chase Bank, the Trustee, and allocated among the Trusts for the purchase of Securities, as shown in the statements of net assets, as of the opening of business on January __, 2002, by correspondence with the Trustee. An audit also includes assessing the accounting principles used and significant estimates made by the Trusts' Sponsor, as well as evaluating the overall presentation of the statements of net assets. We believe that our audits of the statements of net assets provide a reasonable basis for our opinion.

In our opinion, the statements of net assets referred to above present fairly, in all material respects, the financial position of FT 595, comprising the Financial Services Portfolio, Qualified 2002 Series; Pharmaceutical Portfolio, Qualified 2002 Series; and Technology Portfolio, Qualified 2002 Series, at the opening of business on January __, 2002 (Initial Date of Deposit) in conformity with accounting principles generally accepted in the United States of America.



DELOITTE & TOUCHE LLP

Chicago, Illinois
January __, 2002

                          Statements of Net Assets

                                 FT 595

                    At the Opening of Business on the
                Initial Date of Deposit-January __, 2002

                                                               Financial Services    Pharmaceutical       Technology
                                                               Portfolio             Portfolio            Portfolio
                                                               Qualified             Qualified            Qualified
                                                               2002 Series           2002 Series          2002 Series
                                                               ____________          ____________         ____________
NET ASSETS
Investment in Securities represented
   by purchase contracts (1) (2)                               $                     $                    $
Less liability for reimbursement to Sponsor
   for organization costs (3)                                     (   )                (   )                (   )
                                                               ________              ________             ________
Net assets                                                     $                     $                    $
                                                               ========              ========             ========
Units outstanding

ANALYSIS OF NET ASSETS
Cost to investors (4)                                          $                     $                    $
Less sales charge (4)                                               (0)                  (0)                  (0)
Less estimated reimbursement to Sponsor
   for organization costs (3)                                     (   )                (   )                (   )
                                                               ________              ________             ________
Net assets                                                     $                     $                    $
                                                               ========              ========             ========

______________

                    NOTES TO STATEMENTS OF NET ASSETS

(1) Aggregate cost of the Securities listed under "Schedule of Investments" for each Trust is based on their aggregate underlying value.

(2) Cash totaling $   , which will be allocated among each of the three
Trusts in FT 595, has been deposited with the Trustee as collateral, covering the monies necessary for the purchase of the Securities according to their purchase contracts.

(3) A portion of the Public Offering Price consists of an amount sufficient to reimburse the Sponsor for all or a portion of the costs of
establishing the Trusts. These costs have been estimated at $   , $
and $    per Unit for the Financial Services Portfolio, Pharmaceutical
Portfolio and Technology Portfolio, respectively. A payment will be made as of the earlier of six months after the Initial Date of Deposit or the end of the initial offering period to an account maintained by the Trustee from which the obligation of the investors to the Sponsor will be satisfied. To the extent that actual organization costs of a Trust are greater than the estimated amount, only the estimated organization costs added to the Public Offering Price will be reimbursed to the Sponsor and deducted from the assets of such Trust.

(4) No initial sales charge will be assessed on Trust Units. A deferred
sales charge, which accrues on a daily basis and which will total $   ,
$    and $    per Unit for the Financial Services Portfolio,
Pharmaceutical Portfolio and Technology Portfolio, respectively, will be paid to the Sponsor in monthly installments beginning on February 20, 2002 and on the 20th day of each month thereafter (or the preceding business day if the 20th day is not a business day) over the life of a Trust and at each Trust's termination. If Unit holders redeem Units they will not have to pay the unaccrued amount of the deferred sales charge applicable to such Units when they redeem them.

                         Schedule of Investments

           Financial Services Portfolio, Qualified 2002 Series
                                 FT 595

                      At the Opening of Business on the
                   Initial Date of Deposit-January __, 2002

                                                                                  Percentage        Market       Cost of
Number        Ticker Symbol and                                                   of Aggregate      Value per    Securities to
of Shares     Name of Issuer of Securities (1)                                    Offering Price    Share        the Trust (2)
______        _____________________________                                       _________         ______       _________
                                                                                     %              $            $
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                                                                                  ______                         _________
                               Total Investments                                  100%                           $
                                                                                  ======                         =========

___________

See "Notes to Schedules of Investments" on page 10.

                          Schedule of Investments

             Pharmaceutical Portfolio, Qualified 2002 Series
                                 FT 595

                     At the Opening of Business on the
                   Initial Date of Deposit-January __, 2002

                                                                                  Percentage        Market       Cost of
Number        Ticker Symbol and                                                   of Aggregate      Value per    Securities to
of Shares     Name of Issuer of Securities (1)                                    Offering Price    Share        the Trust (2)
______        _____________________________                                       _________         ______       _________
                                                                                     %              $            $
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                                                                                  ______                         _________
                               Total Investments                                  100%                           $
                                                                                  ======                         =========

___________

See "Notes to Schedules of Investments" on page 10.

                            Schedule of Investments

               Technology Portfolio, Qualified 2002 Series
                                 FT 595

                        At the Opening of Business on the
                    Initial Date of Deposit-January __, 2002

                                                                                  Percentage        Market       Cost of
Number        Ticker Symbol and                                                   of Aggregate      Value per    Securities to
of Shares     Name of Issuer of Securities (1)                                    Offering Price    Share        the Trust (2)
______        _____________________________                                       _________         ______       _________
                                                                                     %              $            $
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                                                                                  ______                         _________
                               Total Investments                                  100%                           $
                                                                                  ======                         =========

___________

See "Notes to Schedules of Investments" on page 10.

Page 9


                    NOTES TO SCHEDULES OF INVESTMENTS

(1) All Securities are represented by regular way contracts to purchase such Securities which are backed by an irrevocable letter of credit deposited with the Trustee. The Sponsor entered into purchase contracts for the Securities on January __, 2002. Each Trust has a Mandatory Termination Date of January __, 2003.

(2) The cost of the Securities to a Trust represents the aggregate underlying value with respect to the Securities acquired (generally determined by the closing sale prices of the listed Securities and the ask prices of the over-the-counter traded Securities at the Evaluation Time on the business day preceding the Initial Date of Deposit). The valuation of the Securities has been determined by the Evaluator, an affiliate of the Sponsor. The cost of the Securities to the Sponsor and the Sponsor's profit or loss (which is the difference between the cost of the Securities to the Sponsor and the cost of the Securities to a Trust) are set forth below:

                                                          Cost of
                                                          Securities   Profit
                                                          to Sponsor   (Loss)
                                                          ___________  ______
Financial Services Portfolio, Qualified 2002 Series       $            $
Pharmaceutical Portfolio, Qualified 2002 Series
Technology Portfolio, Qualified 2002 Series

                      The FT Series

The FT Series Defined.

We, Nike Securities L.P. (the "Sponsor"), have created hundreds of similar yet separate series of a unit investment trust which we have named the FT Series. The series to which this prospectus relates, FT 595, consists of three separate portfolios set forth below:

- Financial Services Portfolio, Qualified 2002 Series
- Pharmaceutical Portfolio, Qualified 2002 Series
- Technology Portfolio, Qualified 2002 Series

Units of the Trusts are only available to employee benefit plans established pursuant to Sections 401(a) or 457 of the Internal Revenue Code of 1986, as amended ("Eligible Plans"). Eligible Plans will invest in Units of the Trusts in accordance with allocation instructions received from employees pursuant to their respective terms. Accordingly, the interests of an employee in the Units of a Trust is subject to the terms of their respective Eligible Plan and the terms on which Units of the Trusts are offered as an investment alternative under such Eligible Plan. As used herein, Unit holder shall refer to an Eligible Plan.

Each Trust was created under the laws of the State of New York by a Trust Agreement (the "Indenture") dated the Initial Date of Deposit. This agreement, entered into among Nike Securities L.P., as Sponsor, JPMorgan Chase Bank as Trustee, BISYS Fund Services Ohio, Inc. as Shareholder Servicing Agent and First Trust Advisors L.P. as Portfolio Supervisor and Evaluator, governs the operation of the Trusts.

YOU MAY GET MORE SPECIFIC DETAILS CONCERNING THE NATURE, STRUCTURE AND RISKS OF THIS PRODUCT IN AN "INFORMATION SUPPLEMENT" BY CALLING THE TRUSTEE AT 1-800-682-7520.

How We Created the Trusts.

On the Initial Date of Deposit, we deposited the portfolios of common stocks with the Trustee and in turn, the Trustee delivered documents to us representing our ownership of the Trusts in the form of units
("Units").

After the Initial Date of Deposit, additional Securities, or cash (including a letter of credit) with instructions to buy more Securities, may be deposited in a Trust to create new Units for sale. Additional Units will be created to the extent practicable, according to the percentage relationship established among the Securities in a Trust on the Initial Date of Deposit (as set forth in "Schedule of Investments" for each Trust), and not the percentage relationship existing on the day we are creating new Units, since the two may differ. This difference may be due to the sale, redemption or liquidation of any of the Securities.

Since the prices of the Securities will fluctuate daily, the ratio of Securities in a Trust, on a market value basis, will also change daily. The portion of Securities represented by each Unit will not change as a result of the deposit of additional Securities or cash in a Trust. If cash is deposited, you and new investors may experience a dilution of your investment. This is because prices of Securities will fluctuate between the time of the cash deposit and the purchase of the Securities, and because each Trust pays the associated brokerage fees. To reduce this dilution, the Trusts will try to buy the Securities as close to the Evaluation Time and as close to the evaluation price as possible. However, the time it takes a Trust to buy the Securities and their variance in price from the evaluation price will generally be greater in situations in which a large number of Units needs to be created in a short period of time. In addition, because the Trusts pay the brokerage fees associated with the creation of new Units and with the sale of Securities to meet redemption and exchange requests, frequent redemption and exchange activity will likely result in higher brokerage expenses.

An affiliate of the Trustee may receive these brokerage fees or the Trustee may retain and pay us (or our affiliate) to act as agent for a Trust to buy Securities. If we or an affiliate of ours act as agent to a Trust we will be subject to the restrictions under the Investment
Company Act of 1940, as amended.

We cannot guarantee that a Trust will keep its present size and composition for any length of time. Securities may periodically be sold under certain circumstances, and the proceeds from these sales will be used to meet Trust obligations or distributed to Unit holders, but will not be reinvested. However, Securities will not be sold to take advantage of market fluctuations or changes in anticipated rates of appreciation or depreciation, or if they no longer meet the criteria by which they were selected. You will not be able to dispose of or vote any of the Securities in a Trust. As the holder of the Securities, the Trustee will vote all of the Securities and will do so based on our instructions.

Neither we nor the Trustee will be liable for a failure in any of the Securities. However, if a contract for the purchase of any of the Securities initially deposited in a Trust fails, unless we can purchase substitute Securities ("Replacement Securities") we will refund to you that portion of the purchase price and deferred sales charge resulting from the failed contract on the next Income Distribution Date. Any Replacement Security a Trust acquires will be identical to those from the failed contract.

                       Portfolios

Objectives.

The objective of each Trust is to provide investors with the potential for above-average capital appreciation through an investment in a diversified portfolio of common stocks of companies in the sector or investment focus for which the Trust is named. A diversified portfolio helps to offset the risks normally associated with such an investment, although it does not eliminate them entirely. The companies selected for the Trusts have been researched and evaluated using database screening techniques, fundamental analysis, and the judgment of the Sponsor's research analysts. Because the Trusts' lives are short (approximately one year), we cannot guarantee that a Trust will achieve its objective or that a Trust will make money once expenses are deducted.

Financial Services Portfolio, Qualified 2002 Series consists of a portfolio of common stocks of companies that provide a wide variety of financial services.

The financial industry has undergone several significant changes during its storied history. Perhaps none have been more noteworthy than the overturn of the Glass-Steagall Act. Firms can now create "financial supermarkets" that offer services including traditional banking, insurance underwriting, securities underwriting, investment brokerage and merchant banking.

Consolidation. We believe that there are a few major trends that should continue pushing the financial industry. The first, and the one that has had a notable impact in recent years, is industry consolidation. Due to this consolidation, U.S. banks have achieved remarkable growth in assets since 1989. In that year, the 12,709 reporting FDIC-insured commercial banks had aggregate assets of $3.3 trillion; as of June 30, 2001, the number of reporting banks had fallen to 8,178 while total assets increased to $6.3 trillion, a 91% gain in assets. [Standard & Poor's Industry Surveys & FDIC Historical Statistics on Banking] Although a large number of mergers are not expected in the near term, Standard & Poor's expects a pickup in mergers between banks and non-banks, reflecting bank managers' awareness of the slow growth in mature lending businesses and the need to look externally for revenue growth opportunities.

Aging Population. Nearly three out of ten people in the United States are baby boomers. Scores of them have already started, or soon will start, planning for their retirement just as they are entering their peak earning years.

Technology. Another driving factor behind the industry is technological innovation. Improved technology has enabled financial services companies to increase their volume and reduce transaction costs in order to attract consumers.

Based on the composition of the portfolios on the Initial Date of Deposit, the Financial Services Portfolio is considered a ___________ Trust.

Pharmaceutical Portfolio, Qualified 2002 Series consists of a portfolio of common stocks of companies engaged in the pharmaceutical industry.

According to Standard & Poor's, worldwide pharmaceutical industry sales in 2000 grew approximately 10% over 1999 to over $317 billion, based upon data provided by IMS Health, a Connecticut-based market research firm specializing in pharmaceuticals. The industry is highly competitive and extremely capital intensive.

Research & Development. Drugmakers spend billions of dollars on researching and developing new products. In fact, according to data from the Pharmaceutical Research and Manufacturers of America, the amount of capital invested in R&D has nearly doubled every five years since 1970. In addition, they estimated that R&D spending would reach a new record level of approximately $30.5 billion in 2001.

The Food & Drug Administration. In 1997, the Food and Drug
Administration ("FDA") relaxed its restrictions on pharmaceutical companies advertising drugs directly to the public. A study by Prevention Magazine found that 76% of adults think that direct-to-consumer advertising helps them be more involved in their own healthcare decisions and that 72% think direct-to-consumer advertising educates people about the risks and benefits of prescription medicines.

Demand Driven By Need. The bottom line, in our opinion, is that the demand for prescription and over-the-counter drugs is driven more by need than price. There are approximately 78 million baby boomers living in the United States, some of whom will begin turning 65 after 2010. Most have good cause to celebrate. Americans who have reached their 65th birthdays are likely to live another 16 to 19 years. [Pharmaceutical Research and Manufacturers of America] We believe that as average life expectancies increase, the number of people at risk for disease will increase, and as a result, the demand for prescription and over-the-counter drugs will increase as well.

Consider the following factors:

- In the United States alone, an estimated 50,000 pharmaceutical company scientists are currently researching more than 1,000 new medicines for cancer, heart disease, AIDS, Alzheimer's and many other diseases.
[Pharmaceutical Research and Manufacturers of America]

- In 1997, 23 blockbuster drugs accounted for roughly 28% of total U.S. prescription drug sales. Today, 69 drugs are considered blockbusters and their sales constitute more than 50% of the $161 billion U.S. pharmaceutical market. The top five U.S. pharmaceutical companies forecast that by 2003 there could be up to 16 new drugs on the market with blockbuster potential. [Pharmaceutical Research and Manufacturers of America]

- The increased cost of replacing an older drug with a newer drug is $18 on average, but the corresponding savings in hospitalization and total non-drug medical costs are $56 and $71 respectively. [Pharmaceutical Research and Manufacturers of America]

Based on the composition of the portfolio on the Initial Date of Deposit, the Pharmaceutical Portfolio is considered a ________ Trust.

Technology Portfolio, Qualified 2002 Series consists of a portfolio of common stocks of technology companies involved in the manufacturing, sales or servicing of computers and peripherals, computer software and services, networking products, communications equipment, semiconductor equipment and semiconductors.

If you are looking to invest in cutting-edge technology, you may not need to look any further than the Internet. It is now estimated that over 420 million people have access to the Web worldwide. The technology that makes it all possible is developed by computer, software, networking and communications companies.

Business Networking. As e-commerce evolves, we believe that the need for businesses to network with suppliers and customers should create strong demand for those companies that provide equipment and data networking services.

Home Networking. The growth of Internet use, the build-out of a substantial network infrastructure and the creation of digital services have set the stage for a new era of "digital home" services. Soon, homes will be wired for technological innovation, with hardware and software that enables household devices to share voice, video and data. Software, semiconductor, cable and appliance companies are already developing home network strategies. According to market research firm Cahners In-Stat Group, the sales of just two components of the U.S. high-tech house-smart home controllers and nodes-are projected to reach $1.7 billion by 2005, up from a mere $180 million in 2000.

Software Solutions. E-commerce and business-to-business commerce are creating demand and opportunity for software products in many areas including supply-chain management (SCM) and database software. These software systems can navigate massive amounts of data to help streamline manufacturing and distribution, monitor inventories, and perform transaction management.

Convergence. Huge amounts of capital continue to be wagered on the integration of the telephone, television and PC. The idea that three of the most powerful devices of the last century can be merged into a seamless information delivery system is a testament to the power of today's technology companies. With only about 10% of U.S. homes currently accessing the Internet via broadband connectivity, it seems that we have only just begun.

Consider the following factors:

- The market for "connected home" equipment-home networking equipment and software, residential gateways and home control and automation products-is predicted to grow from approximately $1.4 billion in 2001 to roughly $9.2 billion worldwide by 2006, according to a report by Cahners In-Stat Group. [Nielsen/NetRatings]

- Industry forecasts suggest that by 2005 more than $32 billion in revenue in North America alone may be generated by interactive-TV services, PC gaming and other consumer applications. [Cyberatlas]

- According to a report by Jupiter Media Metrix, 41% of online households in the United States will subscribe to a broadband Internet connection service by 2006, up from 9% in 2000. Jupiter analysts forecast that the number of households accessing the Internet via broadband connectivity (cable modem, DSL, satellite or fixed wireless) will increase from 5.2 million in 2000 to over 35 million in 2006, with cable modems leading the way. [Cyberatlas]

Based on the composition of the portfolios on the Initial Date of Deposit, the Technology Portfolio is considered a ___________ Trust.

The style and capitalization characteristics used to describe each Trust are designed to help you better understand how a Trust fits into your overall investment plan. These characteristics are determined by the Sponsor as of the Initial Date of Deposit and, due to changes in the value of the Securities, may vary thereafter. In addition, from time to time, analysts and research professionals may apply different criteria to determine a Security's style and capitalization characteristics, which may result in designations which differ from those arrived at by the Sponsor. In general, growth portfolios include stocks with high relative price-to-book ratios while value portfolios include stocks with low relative price-to-book ratios. At least 65% of the stocks in a Trust on the Initial Date of Deposit must fall into either the growth or value category to receive the designation. Trusts that do not meet this criteria are designated as blend Trusts. Both the weighted average market capitalization of a Trust and at least half of the Securities in the Trust must fall into the following ranges to determine its market capitalization designation: Small-Cap-less than $1.5 billion; Mid-Cap- $1.5 billion to $8 billion; Large-Cap-over $8 billion. A Trust, however, may contain individual stocks that do not fall into its stated style or market capitalization designation.

Of course, as with any similar investments, there can be no assurance that the objective of a Trust will be achieved. See "Risk Factors" for a discussion of the risks of investing in a Trust.

                      Risk Factors

Price Volatility. The Trusts invest in common stocks. The value of a Trust's Units will fluctuate with changes in the value of these common stocks. Common stock prices fluctuate for several reasons including changes in investors' perceptions of the financial condition of an issuer or the general condition of the relevant stock market, or when political or economic events affecting the issuers occur. In addition, common stock prices may be particularly sensitive to rising interest rates, as the cost of capital rises and borrowing costs increase.

Because the Trusts are not managed, the Trustee will not sell stocks in response to or in anticipation of market fluctuations, as is common in managed investments. As with any investment, we cannot guarantee that the performance of any Trust will be positive over any period of time, especially the relatively short one-year life of the Trusts, or that you won't lose money. Units of the Trusts are not deposits of any bank and are not insured or guaranteed by the Federal Deposit Insurance Corporation or any other government agency.

Dividends. There is no guarantee that the issuers of the Securities will declare dividends in the future or that if declared they will either remain at current levels or increase over time.

Financial Services Industry. Because more than 25% of the Financial Services Portfolio is invested in financial services companies, the Trust is considered to be concentrated in the financial services industry, which includes banks and thrifts, financial services and insurance companies, and investment firms. A portfolio concentrated in a single industry may present more risks than a portfolio broadly diversified over several industries. Banks, thrifts and their holding companies are especially subject to the adverse effects of economic recession; volatile interest rates; portfolio concentrations in geographic markets and in commercial and residential real estate loans; and competition from new entrants in their fields of business. Although recently-enacted legislation repealed most of the barriers which separated the banking, insurance and securities industries, these industries are still extensively regulated at both the federal and state level and may be adversely affected by increased regulations.

Banks and thrifts face increased competition from nontraditional lending sources as regulatory changes, such as the recently enacted financial-services overhaul legislation, permit new entrants to offer various financial products. Technological advances such as the Internet allow these nontraditional lending sources to cut overhead and permit the more efficient use of customer data.

Brokerage firms, broker/dealers, investment banks, finance companies and mutual fund companies are also financial services providers. These companies compete with banks and thrifts to provide traditional financial service products, in addition to their traditional services, such as brokerage and investment advice. In addition, all financial service companies face shrinking profit margins due to new competitors, the cost of new technology and the pressure to compete globally.

Companies involved in the insurance industry are engaged in underwriting, selling, distributing or placing of property and casualty, life or health insurance. Insurance company profits are affected by many factors, including interest rate movements, the imposition of premium rate caps, competition and pressure to compete globally. Property and casualty insurance profits may also be affected by weather catastrophes and other disasters. Life and health insurance profits may be affected by mortality rates. Already extensively regulated, insurance companies' profits may also be adversely affected by increased government regulations or tax law changes.

Pharmaceutical Industries. The Pharmaceutical Portfolio is considered to be concentrated in the biotechnology and pharmaceutical industries. Biotechnology and pharmaceutical companies are subject to changing government regulation, including price controls, national health insurance, managed care regulation and tax incentives or penalties related to medical insurance premiums, which could have a negative effect on the price and availability of their products and services. In addition, such companies face increasing competition from generic drug sales, the termination of their patent protection for certain drugs and technological advances which render their products or services obsolete. The research and development costs required to bring a drug to market are substantial and may include a lengthy review by the government, with no guarantee that the product will ever go to market or show a profit. In addition, the potential for an increased amount of required disclosure of proprietary scientific information could negatively impact the competitive position of these companies. Many of these companies may not offer certain drugs or products for several years, and as a result, may have significant losses of revenue and earnings.

Technology Industry. The Technology Portfolio is considered to be concentrated in technology stocks. Technology companies are generally subject to the risks of rapidly changing technologies; short product life cycles; fierce competition; aggressive pricing and reduced profit margins; the loss of patent, copyright and trademark protections; cyclical market patterns; evolving industry standards; and frequent new product introductions. Technology companies may be smaller and less experienced companies, with limited product lines, markets or financial resources and fewer experienced management or marketing personnel. Technology company stocks, especially those which are Internet-related, have experienced extreme price and volume fluctuations that are often unrelated to their operating performance. Also, the stocks of many Internet companies have exceptionally high price-to-earnings ratios with little or no earnings histories.

Legislation/Litigation. From time to time, various legislative initiatives are proposed in the United States and abroad which may have a negative impact on certain of the companies represented in the Trusts. In addition, litigation regarding any of the issuers of the Securities, or of the industries represented by these issuers, may negatively impact the share prices of these Securities. We cannot predict what impact any pending or threatened litigation will have on the share prices of the Securities.

Foreign Stocks. Certain of the Securities in the Trusts are issued by foreign companies, which makes the Trusts subject to more risks than if they invested solely in domestic common stocks. These Securities are either directly listed on a U.S. securities exchange or are in the form of American Depositary Receipts ("ADRs") which are listed on a U.S. securities exchange. Risks of foreign common stocks include higher brokerage costs; different accounting standards; expropriation, nationalization or other adverse political or economic developments; currency devaluations, blockages or transfer restrictions; restrictions on foreign investments and exchange of securities; inadequate financial information; and lack of liquidity of certain foreign markets.

                     Public Offering

The Public Offering Price.

You may buy Units at the Public Offering Price, the price per Unit of which is comprised of the following:

- The aggregate underlying value of the Securities;

- The amount of any cash in the Income and Capital Accounts; and

- Dividends receivable on Securities.

The price you pay for your Units will differ from the amount stated under "Summary of Essential Information" due to various factors, including fluctuations in the prices of the Securities and changes in the value of the Income and/or Capital Accounts.

Although you are not required to pay for your Units until the business day following your order (the "date of settlement"), you may pay before then. You will become the owner of Units ("Record Owner") on the date of settlement if payment has been received. If you pay for your Units before the date of settlement, we may use your payment during this time and it may be considered a benefit to us, subject to the limitations of the Securities Exchange Act of 1934.

Organization Costs. Securities purchased with the portion of the Public Offering Price intended to be used to reimburse the Sponsor for a Trust's organization costs (including costs of preparing the registration statement, the Indenture and other closing documents, registering Units with the Securities and Exchange Commission ("SEC") and states, the initial audit of each Trust portfolio, legal fees and the initial fees and expenses of the Trustee) will be purchased in the same proportionate relationship as all the Securities contained in a Trust. Securities will be sold to reimburse the Sponsor for a Trust's organization costs at the earlier of six months after the Initial Date of Deposit or the end of the initial offering period (a significantly shorter time period than the life of the Trusts). During the period ending with the earlier of six months after the Initial Date of Deposit or the end of the initial offering period, there may be a decrease in the value of the Securities. To the extent the proceeds from the sale of these Securities are insufficient to repay the Sponsor for Trust organization costs, the Trustee will sell additional Securities to allow a Trust to fully reimburse the Sponsor. In that event, the net asset value per Unit of a Trust will be reduced by the amount of additional Securities sold. Although the dollar amount of the reimbursement due to the Sponsor will remain fixed and will never exceed the per Unit amount set forth for a Trust in "Notes to Statements of Net Assets," this will result in a greater effective cost per Unit to Unit holders for the reimbursement to the Sponsor. To the extent actual organization costs are less than the estimated amount, only the actual organization costs will be deducted from the assets of a Trust. When Securities are sold to reimburse the Sponsor for organization costs, the Trustee will sell Securities, to the extent practicable, which will maintain the same proportionate relationship among the Securities contained in a Trust as existed prior to such sale.

Maximum Sales Charge.

The maximum sales charge you will pay is comprised of the following:

Deferred Sales Charge. The deferred sales charge for each Trust is a
fixed dollar amount equal to approximately $   , $    and $    per Unit
for the Financial Services Portfolio, Pharmaceutical Portfolio and Technology Portfolio, respectively, which accrues on a daily basis and will be deducted from a Trust's assets on approximately the twentieth day of each month over the life of a Trust and at a Trust's termination. You will only be subject to the deferred sales charge that accrues while you own your Units. At the Public Offering Price per Unit for each Trust set forth in "Summary of Essential Information," the deferred sales charge equals ___% of the Public Offering Price. The deferred sales charge will vary from ___% with changes in the Public Offering Price but in no case will it exceed ___% of the Public Offering Price (equivalent to ___% of the net amount invested, exclusive of the deferred sales charge).

Creation and Development Fee. As Sponsor, we will also receive, and the Unit holders will pay, a creation and development fee. See "Expenses and Charges" for a description of the services provided for this fee.

The Value of the Securities.

The Evaluator will determine the aggregate underlying value of the Securities in a Trust as of the Evaluation Time on each business day and will adjust the Public Offering Price of the Units according to this valuation. This Public Offering Price will be effective for all orders received before the Evaluation Time on each such day. If we or the Trustee receive orders for purchases, sales or redemptions after that time, or on a day which is not a business day, they will be held until the next determination of price. The term "business day" as used in this prospectus will exclude Saturdays, Sundays and certain national holidays on which the NYSE is closed.

The aggregate underlying value of the Securities in a Trust will be determined as follows: if the Securities are listed on a securities exchange or The Nasdaq Stock Market, their value is generally based on the closing sale prices on that exchange or system (unless it is determined that these prices are not appropriate as a basis for valuation). However, if there is no closing sale price on that exchange or system, they are valued based on the closing ask prices. If the Securities are not so listed, or, if so listed and the principal market for them is other than on that exchange or system, their value will generally be based on the current ask prices on the over-the-counter market (unless it is determined that these prices are not appropriate as a basis for valuation). If current ask prices are unavailable, the valuation is generally determined:

a) On the basis of current ask prices for comparable securities;

b) By appraising the value of the Securities on the ask side of the market; or

c) By any combination of the above.

After the initial offering period is over, the aggregate underlying value of the Securities will be determined as set forth above, except that bid prices are used instead of ask prices when necessary.

                  Distribution of Units

We intend to qualify Units of the Trusts for sale in a number of states. All Units will be sold at the then current Public Offering Price.

Dealer Concessions.

Dealers and others can purchase Units at prices which represent a concession or agency commission of up to $_____, $_____ and $_____ per Unit for the Financial Services Portfolio, Pharmaceutical Portfolio and Technology Portfolio, respectively.

We reserve the right to change the amount of concessions or agency commissions from time to time. If we reacquire, or the Trustee redeems, Units from brokers, dealers or other selling agents while a market is being maintained for such Units, such entities agree to immediately repay to us any concession or agency commission relating to the reacquired Units. Certain commercial banks may be making Units of the Trusts available to their customers on an agency basis. A portion of the sales charge paid by these customers is kept by or given to the banks in the amounts shown above.

Award Programs.

From time to time we may sponsor programs which provide awards to a dealer's registered representatives who have sold a minimum number of Units during a specified time period. We may also pay fees to qualifying dealers for services or activities which are meant to result in sales of Units of the Trusts. In addition, we will pay to dealers who sponsor sales contests or recognition programs that conform to our criteria, or participate in our sales programs, amounts equal to no more than the total applicable sales charge on Units sold by such persons during such programs. We make these payments out of our own assets and not out of Trust assets. These programs will not change the price you pay for your Units.

Advertising and Investment Comparisons.

Advertising materials regarding a Trust may discuss several topics, including: developing a long-term financial plan; working with your financial professional; the nature and risks of various investment strategies and unit investment trusts that could help you reach your financial goals; the importance of discipline; how a Trust operates; how securities are selected; various unit investment trust features such as convenience and costs; and options available for certain types of unit investment trusts. These materials may include descriptions of the principal businesses of the companies represented in each Trust, research analysis of why they were selected and information relating to the qualifications of the persons or entities providing the research analysis. In addition, they may include research opinions on the economy and industry sectors included and a list of investment products generally appropriate for pursuing those recommendations.

From time to time we may compare the estimated returns of a Trust (which may show performance net of the expenses and charges a Trust would have incurred) and returns over specified periods of other similar trusts we sponsor in our advertising and sales materials, with (1) returns on other taxable investments such as the common stocks comprising various market indexes, corporate or U.S. Government bonds, bank CDs and money market accounts or funds, (2) performance data from Morningstar Publications, Inc. or (3) information from publications such as Money, The New York Times, U.S. News and World Report, BusinessWeek, Forbes or Fortune. The investment characteristics of each Trust differ from other comparative investments. You should not assume that these performance comparisons will be representative of a Trust's future performance. We may also, from time to time, use advertising which classifies trusts according to capitalization and/or investment style.

                  The Sponsor's Profits

We will receive a gross sales commission equal to the maximum sales charge per Unit for each Trust as stated in "Public Offering." Also, any difference between our cost to purchase the Securities and the price at which we sell them to a Trust is considered a profit or loss (see Note 2 of "Notes to Schedules of Investments"). During the initial offering period, dealers and others may also realize profits or sustain losses as a result of fluctuations in the Public Offering Price they receive when they sell the Units.

In maintaining a market for the Units, any difference between the price at which we purchase Units and the price at which we sell or redeem them will be a profit or loss to us.

                  The Secondary Market

Although not obligated, we intend to maintain a market for the Units after the initial offering period and continuously offer to purchase Units at prices based on the Redemption Price per Unit.

We will pay all expenses to maintain a secondary market, except the Evaluator fees and costs to transfer and record the ownership of Units, if any. We may discontinue purchases of Units at any time. IF YOU WISH TO DISPOSE OF YOUR UNITS, YOU SHOULD ASK US FOR THE CURRENT MARKET PRICES BEFORE MAKING A TENDER FOR REDEMPTION TO THE SHAREHOLDER SERVICING AGENT.

                  How We Purchase Units

The Shareholder Servicing Agent will notify us of any tender of Units for redemption. If our bid at that time is equal to or greater than the Redemption Price per Unit, we may purchase the Units. You will receive your proceeds from the sale no later than if they were redeemed by the Trustee. We may tender Units we hold to the Trustee for redemption as any other Units. If we elect not to purchase Units, the Shareholder Servicing Agent or Trustee may sell tendered Units in the over-the-counter market, if any. However, the amount you will receive is the same as you would have received on redemption of the Units.

                  Expenses and Charges

The estimated annual expenses of each Trust are listed under "Fee Table." If actual expenses of such Trust exceed the estimate, the Sponsor will bear the excess. The Trustee will pay operating expenses of the Trusts from the Income Account of a Trust if funds are available, and then from the Capital Account. The Income and Capital Accounts are noninterest-bearing to Unit holders, so the Trustee may earn interest on these funds, thus benefiting from their use.

As Sponsor, we will be compensated for providing bookkeeping and other administrative services to the Trusts, and will receive brokerage fees when a Trust uses us (or an affiliate of ours) as agent in buying or selling Securities. First Trust Advisors L.P., an affiliate of ours, acts as both Portfolio Supervisor and Evaluator to the Trusts and will receive the fees set forth under "Fee Table" for providing portfolio supervisory and evaluation services to the Trusts. In providing portfolio supervisory services, the Portfolio Supervisor may purchase research services from a number of sources, which may include underwriters or dealers of the Trusts.

The fees payable to us, First Trust Advisors L.P. and the Trustee are based on the largest aggregate number of Units of a Trust outstanding at any time during the calendar year, except during the initial offering period, in which case these fees are calculated based on the largest number of Units outstanding during the period for which compensation is paid. The fees payable to the Shareholder Servicing Agent are a fixed dollar amount assessed on a per Trust basis. These fees may be adjusted for inflation without Unit holders' approval, but in no case will the annual fee paid to us or our affiliates for providing a given service to all unit investment trusts for which we provide such services be more than the actual cost of providing such services in such year.

As Sponsor, we will receive a fee from each Trust for creating and developing the Trusts, including determining each Trust's objectives, policies, composition and size, selecting service providers and information services and for providing other similar administrative and ministerial functions. The "creation and development fee" is a charge of
 .25% of a Trust's average daily net asset value through the date of collection. In connection with the creation and development fee, in no event will the Sponsor collect more than .25% of a Unit holder's initial investment. We do not use this fee to pay distribution expenses or as compensation for sales efforts.

In addition to a Trust's operating expenses, and the fees described above, the Trusts may also incur the following charges:

- All legal expenses of the Trustee according to its responsibilities under the Indenture;

- The expenses and costs incurred by the Trustee to protect a Trust and your rights and interests;

- Fees for any extraordinary services the Trustee performed under the Indenture;

- Payment for any loss, liability or expense the Trustee incurred without negligence, bad faith or willful misconduct on its part, in connection with its acceptance or administration of a Trust;

- Payment for any loss, liability or expenses we incurred without negligence, bad faith or willful misconduct in acting as Depositor of a Trust;

- Foreign custodial and transaction fees, if any; and/or

- All taxes and other government charges imposed upon the Securities or any part of a Trust.

The above expenses and the Trustee's annual fee are secured by a lien on a Trust. Since the Securities are all common stocks and dividend income is unpredictable, we cannot guarantee that dividends will be sufficient to meet any or all expenses of a Trust. If there is not enough cash in the Income or Capital Accounts of a Trust, the Trustee has the power to sell Securities in a Trust to make cash available to pay these charges. Any compensation or other consideration we or our affiliates receive on Units held in Eligible Plans offered to employees of ours or our affiliates will be remitted to such Eligible Plans to the extent the receipt of such compensation or other consideration by us or our affiliates is not permitted by ERISA.

                       Tax Status

Each Trust is not an association taxable as a corporation for federal income tax purposes. Because the Eligible Plans are exempt from tax under Sections 501(a) or 457 of the Internal Revenue Code of 1986, as amended, while Units are held by Eligible Plans, neither such Eligible Plans nor any participating employee will be taxed on income from a Trust.

Some distributions by a Trust may be subject to foreign withholding taxes. Any dividends withheld will nevertheless be treated as income to you. However, because you are deemed to have paid directly your share of foreign taxes that have been paid or accrued by a Trust, you may be entitled to a foreign tax credit or deduction for U.S. tax purposes with respect to such taxes.

Under the existing income tax laws of the State and City of New York, the Trusts are not associations taxable as corporations.

                 Rights of Unit Holders

Unit Ownership.

The Trustee will treat the Shareholder Servicing Agent as sole Record Owner of Units on its books. The Shareholder Servicing Agent will keep a record of all individual Unit holders on its books. It is your responsibility to notify the Shareholder Servicing Agent when you become Record Owner. All Units will be held in uncertificated (book-entry) form.

The Shareholder Servicing Agent will establish an account for you and credit your account with the number of Units you purchase. Within two business days of the issuance or transfer of Units, the Shareholder Servicing Agent will send you:

- A written initial transaction statement containing a description of your Trust;

- A list of the number of Units issued or transferred;

- Your name, address and Taxpayer Identification Number ("TIN");

- A notation of any liens or restrictions of the issuer and any adverse claims; and

- The date the transfer was registered.

Unit Holder Reports.

In connection with each distribution, the Shareholder Servicing Agent will provide you with a statement detailing the per Unit amount of income (if any) distributed. After the end of each calendar year, the Shareholder Servicing Agent will provide Eligible Plans with the following information:

- A summary of transactions in your Trust for the year;

- A list of any Securities sold during the year and the Securities held at the end of that year by your Trust;

- The Redemption Price per Unit, computed on the 31st day of December of such year (or the last business day before); and

- Amounts of income and capital distributed during the year.

You may request from the Shareholder Servicing Agent copies of the evaluations of the Securities as prepared by the Evaluator.

            Income and Capital Distributions

You will be eligible to receive distributions on your Units only after you become a Record Owner. The Trustee will credit dividends received on a Trust's Securities to the Income Account of such Trust. All other receipts, such as return of capital, are credited to the Capital Account of such Trust.

The Trustee will distribute any net income in the Income Account, as well as amounts in the Capital Account, as part of the final liquidation distribution in the case of Rollover Unit holders and others. No income distribution will be paid if accrued expenses of a Trust exceed amounts in the Income Account. Distribution amounts will vary with changes in a Trust's fees and expenses, in dividends received and with the sale of Securities. For purposes of distributions, the Record Date shall be the Mandatory Termination Date and Unit holders on the Record Date shall receive distributions as part of the final liquidation distribution (the "Distribution Date").

We anticipate that there will be enough money in the Capital Account of a Trust to pay the deferred sales charge. If not, the Trustee may sell Securities to meet the shortfall.

The Trustee may establish reserves (the "Reserve Account") within a Trust to cover anticipated state and local taxes or any governmental charges to be paid out of that Trust.

                  Redeeming Your Units

Each Eligible Plan may redeem all or a portion of its Units at any time by sending a request for redemption to the Shareholder Servicing Agent, who will forward such information to the Trustee. The redemption request must be properly endorsed with proper instruments of transfer and signature guaranteed by an eligible institution. No redemption fee will be charged, but you are responsible for any governmental charges that apply. One business day after the day you tender your Units (the "Date of Tender") you will receive cash in an amount for each Unit equal to the Redemption Price per Unit calculated at the Evaluation Time on the Date of Tender.

The Date of Tender is considered to be the date on which the Shareholder Servicing Agent receives your redemption request (if such day is a day the NYSE is open for trading). However, if your redemption request is received after 4:00 p.m. Eastern time (or after any earlier closing time on a day on which the NYSE is scheduled in advance to close at such earlier time), the Date of Tender is the next day the NYSE is open for trading.

Any amounts paid on redemption representing income will be withdrawn from the Income Account of a Trust if funds are available for that purpose, or from the Capital Account. All other amounts paid on redemption will be taken from the Capital Account of a Trust.

The Trustee may sell Securities of a Trust to make funds available for redemption. If Securities are sold, the size and diversification of a Trust will be reduced. These sales may result in lower prices than if the Securities were sold at a different time.

Your right to redeem Units (and therefore, your right to receive payment) may be delayed:

- If the NYSE is closed (other than customary weekend and holiday closings);

- If the SEC determines that trading on the NYSE is restricted or that an emergency exists making sale or evaluation of the Securities not reasonably practical; or

- For any other period permitted by SEC order.

The Trustee is not liable to any person for any loss or damage which may result from such a suspension or postponement.

The Redemption Price.

The Redemption Price per Unit is determined by the Trustee by:

adding

1. cash in the Income and Capital Accounts of a Trust not designated to purchase Securities;

2. the aggregate underlying value of the Securities held in that Trust;
and

3. dividends receivable on the Securities trading ex-dividend as of the date of computation; and

deducting

1. any applicable taxes or governmental charges that need to be paid out of such Trust;

2. any amounts owed to the Trustee for its advances;

3. estimated accrued expenses of such Trust, if any;

4. cash held for distribution to Unit holders of record of such Trust as of the business day before the evaluation being made;

5. liquidation costs for foreign Securities, if any; and

6. other liabilities incurred by such Trust; and

dividing

1. the result by the number of outstanding Units of such Trust.

Until the earlier of six months after the Initial Date of Deposit or the end of the initial offering period, the Redemption Price per Unit will include estimated organization costs as set forth under "Fee Table."

                Investing in a New Trust

Each Trust's portfolio has been selected on the basis of capital appreciation potential for a limited time period. When each Trust is about to terminate, you may have the option to roll your proceeds into the next series of a Trust (the "New Trusts") if one is available. We intend to create the New Trusts in conjunction with the termination of the Trusts and plan to apply the same strategy we used to select the portfolio for the Trusts to the New Trusts.

If your Eligible Plan assets are invested in Units of a Trust on the Mandatory Termination Date set forth under "Summary of Essential Information" (a "Rollover Unit holder"), the Trustee, acting in its capacity as Distribution Agent, will redeem such Units and reinvest the proceeds into a New Trust, provided such New Trust is offered and Units are available. If you no longer wish to have your Eligible Plan assets invested in a Trust you can change your Eligible Plan allocation instructions at any time as permitted by your Eligible Plan. As a Rollover Unit holder, your Units will be redeemed and the underlying Securities sold by the Distribution Agent on the Mandatory Termination Date. The Distribution Agent may engage us or other brokers as its agent to sell the Securities.

Once all of the Securities are sold, your proceeds, less any brokerage fees, governmental charges or other expenses involved in the sales, will be used to buy units of a New Trust or trust with a similar investment strategy that you have selected, provided such trusts are registered and being offered. Accordingly, proceeds may be uninvested for up to several days. Units purchased with rollover proceeds will generally be purchased subject to the maximum sales charge on such units.

We intend to create New Trust units as quickly as possible, depending on the availability of the Securities contained in a New Trust's portfolio. Rollover Unit holders will be given first priority to purchase New Trust units. We cannot, however, assure the exact timing of the creation of New Trust units or the total number of New Trust units we will create. Any proceeds not invested on behalf of Rollover Unit holders in New Trust units will be distributed within a reasonable time after such occurrence. Although we believe that enough New Trust units can be created, monies in a New Trust may not be fully invested on the next business day.

If you elect not to participate as a Rollover Unit holder ("Remaining Unit holders"), you will not be charged any additional transactional sales charge due to the Special Redemption and Liquidation Period. We may modify, amend or terminate this rollover option upon 60 days notice.

            Removing Securities from a Trust

The portfolios of the Trusts are not managed. However, we may, but are not required to, direct the Trustee to dispose of a Security in certain limited circumstances, including situations in which:

- The issuer of the Security defaults in the payment of a declared dividend;

- Any action or proceeding prevents the payment of dividends;

- There is any legal question or impediment affecting the Security;

- The issuer of the Security has breached a covenant which would affect the payment of dividends, the issuer's credit standing, or otherwise damage the sound investment character of the Security;

- The issuer has defaulted on the payment of any other of its outstanding obligations;

- There has been a public tender offer made for a Security or a merger or acquisition is announced affecting a Security, and that in our opinion the sale or tender of the Security is in the best interest of Unit holders; or

- The price of the Security has declined to such an extent, or such other credit factors exist, that in our opinion keeping the Security would be harmful to a Trust.

Except in the limited instance in which a Trust acquires Replacement Securities, as described in "The FT Series," a Trust may not acquire any securities or other property other than the Securities. The Trustee, on behalf of a Trust, will reject any offer for new or exchanged securities or property in exchange for a Security, such as those acquired in a merger or other transaction. If such exchanged securities or property are nevertheless acquired by a Trust, at our instruction they will either be sold or held in such Trust. In making the determination as to whether to sell or hold the exchanged securities or property we may get advice from the Portfolio Supervisor. Any proceeds received from the sale of Securities, exchanged securities or property will be credited to the Capital Account of a Trust for distribution to Unit holders or to meet redemption requests. The Trustee may retain and pay us or an affiliate of ours to act as agent for the Trusts to facilitate selling Securities, exchanged securities or property from the Trusts. If we or our affiliate act in this capacity, we will be held subject to the restrictions under the Investment Company Act of 1940, as amended.

The Trustee may sell Securities designated by us, or, absent our direction, at its own discretion, in order to meet redemption requests or pay expenses. In designating Securities to be sold, we will try to maintain the proportionate relationship among the Securities. If this is not possible, the composition and diversification of a Trust may be changed. To get the best price for a Trust we may specify minimum amounts (generally 100 shares) in which blocks of Securities are to be sold. We may consider sales of units of unit investment trusts which we sponsor when we make recommendations to the Trustee as to which broker/dealers they select to execute the Trusts' portfolio transactions, or when acting as agent for the Trusts in acquiring or selling Securities on behalf of the Trusts.

          Amending or Terminating the Indenture

Amendments. The Indenture may be amended by us and the Trustee without your consent:

- To cure ambiguities;

- To correct or supplement any defective or inconsistent provision;

- To make any amendment required by any governmental agency; or

- To make other changes determined not to be materially adverse to your best interests (as determined by us and the Trustee).

Termination. As provided by the Indenture, each Trust will terminate on the Mandatory Termination Date as stated in the "Summary of Essential Information." A Trust may be terminated earlier:

- Upon the consent of 100% of the Unit holders;

- If the value of the Securities owned by such Trust as shown by any evaluation is less than the lower of $2,000,000 or 20% of the total value of Securities deposited in such Trust during the initial offering period ("Discretionary Liquidation Amount"); or

- In the event that Units of a Trust not yet sold aggregating more than 60% of the Units of such Trust are tendered for redemption by underwriters, including the Sponsor.

Prior to termination, the Trustee will send written notice to all Unit holders which will specify how you should tender your Units. If a Trust is terminated due to this last reason, we will refund your entire deferred sales charge; however, termination of a Trust before the Mandatory Termination Date for any other stated reason will result only in the waiver of any remaining unaccrued sales charges on your Units at the time of termination. For various reasons, including Unit holders' participation as Rollover Unit holders, a Trust may be reduced below the Discretionary Liquidation Amount and could therefore be terminated before the Mandatory Termination Date.

Unless terminated earlier, the Trustee will begin to sell Securities in connection with the termination of a Trust during the period beginning nine business days prior to, and no later than, the Mandatory Termination Date. We will determine the manner and timing of the sale of Securities. Because the Trustee must sell the Securities within a relatively short period of time, the sale of Securities as part of the termination process may result in a lower sales price than might otherwise be realized if such sale were not required at this time.

If you do not elect to participate in the Rollover Option, you will receive a cash distribution from the sale of the remaining Securities, along with your interest in the Income and Capital Accounts, within a reasonable time after your Trust is terminated. Regardless of the distribution involved, the Trustee will deduct from a Trust any accrued costs, expenses, advances or indemnities provided for by the Indenture, including estimated compensation of the Trustee and costs of liquidation and any amounts required as a reserve to pay any taxes or other governmental charges.

    Information on the Sponsor, Trustee, Shareholder
                     Servicing Agent
                      and Evaluator

The Sponsor.

We, Nike Securities L.P., specialize in the underwriting, trading and wholesale distribution of unit investment trusts under the "First Trust" brand name and other securities. An Illinois limited partnership formed in 1991, we act as Sponsor for successive series of:

- The First Trust Combined Series

- FT Series (formerly known as The First Trust Special Situations Trust)

- The First Trust Insured Corporate Trust

- The First Trust of Insured Municipal Bonds

- The First Trust GNMA

First Trust introduced the first insured unit investment trust in 1974. To date we have deposited more than $35 billion in First Trust unit investment trusts. Our employees include a team of professionals with many years of experience in the unit investment trust industry.

We are a member of the National Association of Securities Dealers, Inc. and Securities Investor Protection Corporation. Our principal offices are at 1001 Warrenville Road, Lisle, Illinois 60532; telephone number
(630) 241-4141. As of December 31, 2000, the total partners' capital of Nike Securities L.P. was $21,676,108 (audited).

This information refers only to us and not to the Trusts or to any series of the Trusts or to any other dealer. We are including this information only to inform you of our financial responsibility and our ability to carry out our contractual obligations. We will provide more detailed financial information on request.

Code of Ethics. The Sponsor and the Trusts have adopted a code of ethics requiring the Sponsor's employees who have access to information on Trust transactions to report personal securities transactions. The purpose of the code is to avoid potential conflicts of interest and to prevent fraud, deception or misconduct with respect to the Trusts.

The Trustee.

The Trustee is JPMorgan Chase Bank, with its principal executive office located at 270 Park Avenue, New York, New York 10017 and its unit investment trust office at 4 New York Plaza, 6th Floor, New York, New York, 10004-2413. If you have questions regarding the Trusts, you may call the Customer Service Help Line at 1-800-682-7520. The Trustee is supervised by the Superintendent of Banks of the State of New York, the Federal Deposit Insurance Corporation and the Board of Governors of the Federal Reserve System.

The Trustee has not participated in selecting the Securities; it only provides administrative services.

The Shareholder Servicing Agent.

The Shareholder Servicing Agent is BISYS Fund Services Ohio, Inc. with its principal place of business at 3435 Stelzer Road, Columbus, Ohio 43219. If you have questions regarding the Trusts, you may call the Shareholder Servicing Agent at (800) 266-5240. The Shareholder Servicing Agent has not participated in selecting the Securities; it only provides administrative services.

Limitations of Liabilities of Sponsor, Shareholder Servicing Agent and
Trustee.

Neither we, the Shareholder Servicing Agent nor the Trustee will be liable for taking any action or for not taking any action in good faith according to the Indenture. We will also not be accountable for errors in judgment. We will only be liable for our own willful misfeasance, bad faith, gross negligence (ordinary negligence in the Shareholder

Servicing Agent's and Trustee's case) or reckless disregard of our obligations and duties. The Trustee is not liable for any loss or depreciation when the Securities are sold. If we fail to act under the Indenture, the Trustee may do so, and the Trustee will not be liable for any action it takes in good faith under the Indenture.

The Trustee will not be liable for any taxes or other governmental charges or interest on the Securities which the Trustee may be required to pay under any present or future law of the United States or of any other taxing authority with jurisdiction. Also, the Indenture states other provisions regarding the liability of the Trustee.

If we do not perform any of our duties under the Indenture or are not able to act or become bankrupt, or if our affairs are taken over by public authorities, then the Trustee may:

- Appoint a successor sponsor, paying them a reasonable rate not more than that stated by the SEC;

- Terminate the Indenture and liquidate the Trust; or

- Continue to act as Trustee without terminating the Indenture.

The Evaluator.

The Evaluator is First Trust Advisors L.P., an Illinois limited partnership formed in 1991 and an affiliate of the Sponsor. The
Evaluator's address is 1001 Warrenville Road, Lisle, Illinois 60532.

The Trustee, Sponsor, Shareholder Servicing Agent and Unit holders may rely on the accuracy of any evaluation prepared by the Evaluator. The Evaluator will make determinations in good faith based upon the best available information, but will not be liable to the Trustee, Sponsor, Shareholder Servicing Agent or Unit holders for errors in judgment.

                    Other Information

Legal Opinions.

Our counsel is Chapman and Cutler, 111 W. Monroe St., Chicago, Illinois, 60603. They have passed upon the legality of the Units offered hereby and certain matters relating to federal tax law. Carter, Ledyard & Milburn acts as the Trustee's counsel, as well as special New York tax counsel for the Trusts.

Experts.

The Trusts' statements of net assets, including the schedules of investments, as of the opening of business on the Initial Date of Deposit included in this prospectus and elsewhere in the registration statement have been audited by Deloitte & Touche LLP, independent auditors, as stated in their report appearing herein and elsewhere in the registration statement, and are included in reliance upon the report of such firm given upon their authority as experts in accounting and auditing.

Supplemental Information.

If you write or call the Trustee, you will receive free of charge supplemental information about this Series, which has been filed with the SEC and to which we have referred throughout. This information states more specific details concerning the nature, structure and risks of this product.

                             First Trust(R)

           Financial Services Portfolio, Qualified 2002 Series
             Pharmaceutical Portfolio, Qualified 2002 Series
               Technology Portfolio, Qualified 2002 Series
                                 FT 595

                                Sponsor:

                          Nike Securities L.P.

                    1001 Warrenville Road, Suite 300
                          Lisle, Illinois 60532
                             1-630-241-4141

 Shareholder Servicing Agent:                 Trustee:

BISYS Fund Services Ohio, Inc.           JPMorgan Chase Bank

       3435 Stelzer Road             4 New York Plaza, 6th floor
     Columbus, Ohio 43219           New York, New York 10004-2413
        1-800-266-5240                     1-800-682-7520
                                        24-Hour Pricing Line:
                                           1-800-446-0132

                        ________________________

When Units of the Trusts are no longer available, this prospectus may be used as a preliminary prospectus for a future series, in which case you should note the following:

THE INFORMATION IN THE PROSPECTUS IS NOT COMPLETE AND MAY BE CHANGED. WE MAY NOT SELL, OR ACCEPT OFFERS TO BUY, SECURITIES OF A FUTURE SERIES UNTIL THAT SERIES HAS BECOME EFFECTIVE WITH THE SECURITIES AND EXCHANGE COMMISSION. NO SECURITIES CAN BE SOLD IN ANY STATE WHERE A SALE WOULD BE ILLEGAL.

                        ________________________

This prospectus contains information relating to the above-mentioned unit investment trusts, but does not contain all of the information about this investment company as filed with the Securities and Exchange Commission in Washington, D.C. under the:

-  Securities Act of 1933 (file no. 333-_____) and

-  Investment Company Act of 1940 (file no. 811-05903)

  Information about the Trusts, including their Codes of Ethics, can be reviewed and copied at the Securities and Exchange Commission's Public
Reference Room in Washington D.C. Information regarding the operation of the Commission's Public Reference Room may be obtained by calling the
                      Commission at 1-202-942-8090.

Information about the Trusts is available on the EDGAR Database on the
                       Commission's Internet site at
                            http://www.sec.gov.

To obtain copies at prescribed rates -

              Write: Public Reference Section of the Commission
                     450 Fifth Street, N.W.
                     Washington, D.C. 20549-0102
     e-mail address: publicinfo@sec.gov

                            January __, 2002

           PLEASE RETAIN THIS PROSPECTUS FOR FUTURE REFERENCE

                             First Trust(R)

                              The FT Series

                         Information Supplement

This Information Supplement provides additional information concerning the structure, operations and risks of the unit investment trusts ("Trusts") contained in FT 595 not found in the prospectus for the Trusts. This Information Supplement is not a prospectus and does not include all of the information you should consider before investing in a Trust. This Information Supplement should be read in conjunction with the prospectus for the Trust in which you are considering investing.

This Information Supplement is dated January __, 2002. Capitalized terms have been defined in the prospectus.

                                                   Table of Contents
Risk Factors
   Securities                                                                                           1
   Dividends                                                                                            1
   Foreign Issuers                                                                                      1
Concentrations
   Financial Services                                                                                   2
   Pharmaceutical                                                                                       5
   Technology                                                                                           6
Portfolios
   Equity Securities Selected for Financial Services Portfolio, Qualified 2002 Series                   6
   Equity Securities Selected for Pharmaceutical Portfolio, Qualified 2002 Series                       7
   Equity Securities Selected for Technology Portfolio, Qualified 2002 Series                           8

Risk Factors

Securities. An investment in Units should be made with an understanding of the risks which an investment in common stocks entails, including the risk that the financial condition of the issuers of the Securities or the general condition of the relevant stock market may worsen, and the value of the Securities and therefore the value of the Units may decline. Common stocks are especially susceptible to general stock market movements and to volatile increases and decreases of value, as market confidence in and perceptions of the issuers change. These perceptions are based on unpredictable factors, including expectations regarding government, economic, monetary and fiscal policies, inflation and interest rates, economic expansion or contraction, and global or regional political, economic or banking crises. Both U.S. and foreign markets have experienced substantial volatility and significant declines recently as a result of certain or all of these factors.

Dividends. Shareholders of common stocks have rights to receive payments from the issuers of those common stocks that are generally subordinate to those of creditors of, or holders of debt obligations or preferred stocks of, such issuers. Shareholders of common stocks of the type held by the Trusts have a right to receive dividends only when and if, and in the amounts, declared by the issuer's board of directors and have a right to participate in amounts available for distribution by the issuer only after all other claims on the issuer have been paid or provided for. Common stocks do not represent an obligation of the issuer and, therefore, do not offer any assurance of income or provide the same degree of protection of capital as do debt securities. The issuance of additional debt securities or preferred stock will create prior claims for payment of principal, interest and dividends which could adversely affect the ability and inclination of the issuer to declare or pay dividends on its common stock or the rights of holders of common stock with respect to assets of the issuer upon liquidation or bankruptcy. Cumulative preferred stock dividends must be paid before common stock dividends, and any cumulative preferred stock dividend omitted is added to future dividends payable to the holders of cumulative preferred stock. Preferred stockholders are also generally entitled to rights on liquidation which are senior to those of common stockholders.

Foreign Issuers. Since certain of the Securities included in the Trusts consist of securities of foreign issuers, an investment in such Trusts involves certain investment risks that are different in some respects from an investment in a trust which invests entirely in the securities of domestic issuers. These investment risks include future political or governmental restrictions which might adversely affect the payment or receipt of payment of dividends on the relevant Securities, the possibility that the financial condition of the issuers of the Securities may become impaired or that the general condition of the relevant stock market may worsen (both of which would contribute directly to a decrease in the value of the Securities and thus in the value of the Units), the limited liquidity and relatively small market capitalization of the relevant securities market, expropriation or confiscatory taxation, economic uncertainties and foreign currency devaluations and fluctuations. In addition, for foreign issuers that are not subject to the reporting requirements of the Securities Exchange Act of 1934, there may be less publicly available information than is available from a domestic issuer. Also, foreign issuers are not necessarily subject to uniform accounting, auditing and financial reporting standards, practices and requirements comparable to those applicable to domestic issuers. The securities of many foreign issuers are less liquid and their prices more volatile than securities of comparable domestic issuers. In addition, fixed brokerage commissions and other transaction costs on foreign securities exchanges are generally higher than in the United States and there is generally less government supervision and regulation of exchanges, brokers and issuers in foreign countries than there is in the United States. However, due to the nature of the issuers of the Securities selected for the Trusts, the Sponsor believes that adequate information will be available to allow the Supervisor to provide portfolio surveillance for the Trusts.

Securities issued by non-U.S. issuers generally pay dividends in foreign currencies and are principally traded in foreign currencies. Therefore, there is a risk that the United States dollar value of these securities will vary with fluctuations in the U.S. dollar foreign exchange rates for the various Securities. See "Exchange Rate" below.

On the basis of the best information available to the Sponsor at the present time, none of the Securities in the Trusts are subject to exchange control restrictions under existing law which would materially interfere with payment to the Trusts of dividends due on, or proceeds from the sale of, the Securities. However, there can be no assurance that exchange control regulations might not be adopted in the future which might adversely affect payment to the Trusts. The adoption of exchange control regulations and other legal restrictions could have an adverse impact on the marketability of international securities in the Trusts and on the ability of the Trusts to satisfy their obligation to redeem Units tendered to the Trustee for redemption. In addition, restrictions on the settlement of transactions on either the purchase or sale side, or both, could cause delays or increase the costs associated with the purchase and sale of the foreign Securities and correspondingly could affect the price of the Units.

Investors should be aware that it may not be possible to buy all Securities at the same time because of the unavailability of any Security, and restrictions applicable to the Trusts relating to the purchase of a Security by reason of the federal securities laws or otherwise.

Foreign securities generally have not been registered under the Securities Act of 1933 and may not be exempt from the registration requirements of such Act. Sales of non-exempt Securities by the Trusts in the United States securities markets are subject to severe restrictions and may not be practicable. Accordingly, sales of these Securities by the Trusts will generally be effected only in foreign securities markets. Although the Sponsor does not believe that the Trusts will encounter obstacles in disposing of the Securities, investors should realize that the Securities may be traded in foreign countries where the securities markets are not as developed or efficient and may not be as liquid as those in the United States. The value of the Securities will be adversely affected if trading markets for the Securities are limited or absent.

Concentrations

Financial Services. An investment in Units of the Financial Services Portfolio should be made with an understanding of the problems and risks inherent in the bank and financial services sector in general.

Banks, thrifts and their holding companies are especially subject to the adverse effects of economic recession, volatile interest rates, portfolio concentrations in geographic markets and in commercial and residential real estate loans, and competition from new entrants in their fields of business. Banks and thrifts are highly dependent on net interest margin. Recently, bank profits have come under pressure as net interest margins have contracted, but volume gains have been strong in both commercial and consumer products. There is no certainty that such conditions will continue. Bank and thrift institutions had received significant consumer mortgage fee income as a result of activity in mortgage and refinance markets. As initial home purchasing and refinancing activity subsided, this income diminished. Economic conditions in the real estate markets, which have been weak in the past, can have a substantial effect upon banks and thrifts because they generally have a portion of their assets invested in loans secured by real estate. Banks, thrifts and their holding companies are subject to extensive federal regulation and, when such institutions are state-chartered, to state regulation as well. Such regulations impose strict capital requirements and limitations on the nature and extent of business activities that banks and thrifts may pursue. Furthermore, bank regulators have a wide range of discretion in connection with their supervisory and enforcement authority and may substantially restrict the permissible activities of a particular institution if deemed to pose significant risks to the soundness of such institution or the safety of the federal deposit insurance fund. Regulatory actions, such as increases in the minimum capital requirements applicable to banks and thrifts and increases in deposit insurance premiums required to be paid by banks and thrifts to the Federal Deposit Insurance Corporation ("FDIC"), can negatively impact earnings and the ability of a company to pay dividends. Neither federal insurance of deposits nor governmental regulations, however, insures the solvency or profitability of banks or their holding companies, or insures against any risk of investment in the securities issued by such institutions.

The statutory requirements applicable to and regulatory supervision of banks, thrifts and their holding companies have increased significantly and have undergone substantial change in recent years. To a great extent, these changes are embodied in the Financial Institutions Reform, Recovery and Enforcement Act; enacted in August 1989, the Federal Deposit Insurance Corporation Improvement Act of 1991, the Resolution Trust Corporation Refinancing, Restructuring, and Improvement Act of 1991 and the regulations promulgated under these laws. Many of the regulations promulgated pursuant to these laws have only recently been finalized and their impact on the business, financial condition and prospects of the Securities in a Trust's portfolio cannot be predicted with certainty. The recently enacted Gramm-Leach-Bliley Act repealed most of the barriers set up by the 1933 Glass-Steagall Act which separated the banking, insurance and securities industries. Now banks, insurance companies and securities firms can merge to form one-stop financial conglomerates marketing a wide range of financial service products to investors. This legislation will likely result in increased merger activity and heightened competition among existing and new participants in the field. Efforts to expand the ability of federal thrifts to branch on an interstate basis have been initially successful through promulgation of regulations, and legislation to liberalize interstate banking has recently been signed into law. Under the legislation, banks will be able to purchase or establish subsidiary banks in any state, one year after the legislation's enactment. Since mid-1997, banks have been allowed to turn existing banks into branches. Consolidation is likely to continue. The Securities and Exchange Commission and the Financial Accounting Standards Board require the expanded use of market value accounting by banks and have imposed rules requiring market accounting for investment securities held in trading accounts or available for sale. Adoption of additional such rules may result in increased volatility in the reported health of the industry, and mandated regulatory intervention to correct such problems. Additional legislative and regulatory changes may be forthcoming. For example, the bank regulatory authorities have proposed substantial changes to the Community Reinvestment Act and fair lending laws, rules and regulations, and there can be no certainty as to the effect, if any, that such changes would have on the Securities in a Trust's portfolio. In addition, from time to time the deposit insurance system is reviewed by Congress and federal regulators, and proposed reforms of that system could, among other things, further restrict the ways in which deposited moneys can be used by banks or reduce the dollar amount or number of deposits insured for any depositor. Such reforms could reduce profitability as investment opportunities available to bank institutions become more limited and as consumers look for savings vehicles other than bank deposits. Banks and thrifts face significant competition from other financial institutions such as mutual funds, credit unions, mortgage banking companies and insurance companies, and increased competition may result from legislative broadening of regional and national interstate banking powers as has been recently enacted. Among other benefits, the legislation allows banks and bank holding companies to acquire across previously prohibited state lines and to consolidate their various bank subsidiaries into one unit. The Sponsor makes no prediction as to what, if any, manner of bank and thrift regulatory actions might ultimately be adopted or what ultimate effect such actions might have on a Trust's portfolio.

The Federal Bank Holding Company Act of 1956 generally prohibits a bank holding company from (1) acquiring, directly or indirectly, more than 5% of the outstanding shares of any class of voting securities of a bank or bank holding company, (2) acquiring control of a bank or another bank holding company, (3) acquiring all or substantially all the assets of a bank, or (4) merging or consolidating with another bank holding company, without first obtaining Federal Reserve Board ("FRB") approval. In considering an application with respect to any such transaction, the FRB is required to consider a variety of factors, including the potential anti-competitive effects of the transaction, the financial condition and future prospects of the combining and resulting institutions, the managerial resources of the resulting institution, the convenience and needs of the communities the combined organization would serve, the record of performance of each combining organization under the Community Reinvestment Act and the Equal Credit Opportunity Act, and the prospective availability to the FRB of information appropriate to determine ongoing regulatory compliance with applicable banking laws. In addition, the federal Change In Bank Control Act and various state laws impose limitations on the ability of one or more individuals or other entities to acquire control of banks or bank holding companies.

The FRB has issued a policy statement on the payment of cash dividends by bank holding companies. In the policy statement, the FRB expressed its view that a bank holding company experiencing earnings weaknesses should not pay cash dividends which exceed its net income or which could only be funded in ways that would weaken its financial health, such as by borrowing. The FRB also may impose limitations on the payment of dividends as a condition to its approval of certain applications, including applications for approval of mergers and acquisitions. The Sponsor makes no prediction as to the effect, if any, such laws will have on the Securities or whether such approvals, if necessary, will be obtained.

Companies involved in the insurance industry are engaged in underwriting, reinsuring, selling, distributing or placing of property and casualty, life or health insurance. Other growth areas within the insurance industry include brokerage, reciprocals, claims processors and multiline insurance companies. Insurance company profits are affected by interest rate levels, general economic conditions, and price and marketing competition. Property and casualty insurance profits may also be affected by weather catastrophes and other disasters. Life and health insurance profits may be affected by mortality and morbidity rates. Individual companies may be exposed to material risks including reserve inadequacy and the inability to collect from reinsurance carriers. Insurance companies are subject to extensive governmental regulation, including the imposition of maximum rate levels, which may not be adequate for some lines of business. Proposed or potential tax law changes may also adversely affect insurance companies' policy sales, tax obligations, and profitability. In addition to the foregoing, profit margins of these companies continue to shrink due to the commoditization of traditional businesses, new competitors, capital expenditures on new technology and the pressures to compete globally.

In addition to the normal risks of business, companies involved in the insurance industry are subject to significant risk factors, including those applicable to regulated insurance companies, such as: (i) the inherent uncertainty in the process of establishing property-liability loss reserves, particularly reserves for the cost of environmental, asbestos and mass tort claims, and the fact that ultimate losses could materially exceed established loss reserves which could have a material adverse effect on results of operations and financial condition; (ii) the fact that insurance companies have experienced, and can be expected in the future to experience, catastrophe losses which could have a material adverse impact on their financial condition, results of operations and cash flow; (iii) the inherent uncertainty in the process of establishing property-liability loss reserves due to changes in loss payment patterns caused by new claims settlement practices; (iv) the need for insurance companies and their subsidiaries to maintain appropriate levels of statutory capital and surplus, particularly in light of continuing scrutiny by rating organizations and state insurance regulatory authorities, and in order to maintain acceptable financial strength or claims-paying ability rating; (v) the extensive regulation and supervision to which insurance companies' subsidiaries are subject, various regulatory initiatives that may affect insurance companies, and regulatory and other legal actions; (vi) the adverse impact that increases in interest rates could have on the value of an insurance company's investment portfolio and on the attractiveness of certain of its products; (vii) the need to adjust the effective duration of the assets and liabilities of life insurance operations in order to meet the anticipated cash flow requirements of its policyholder obligations; and
(viii) the uncertainty involved in estimating the availability of reinsurance and the collectibility of reinsurance recoverables.

The state insurance regulatory framework has, during recent years, come under increased federal scrutiny, and certain state legislatures have considered or enacted laws that alter and, in many cases, increase state authority to regulate insurance companies and insurance holding company systems. Further, the National Association of Insurance Commissioners ("NAIC") and state insurance regulators are re-examining existing laws and regulations, specifically focusing on insurance companies, interpretations of existing laws and the development of new laws. In addition, Congress and certain federal agencies have investigated the condition of the insurance industry in the United States to determine whether to promulgate additional federal regulation. The Sponsor is unable to predict whether any state or federal legislation will be enacted to change the nature or scope of regulation of the insurance industry, or what effect, if any, such legislation would have on the industry.

All insurance companies are subject to state laws and regulations that require diversification of their investment portfolios and limit the amount of investments in certain investment categories. Failure to comply with these laws and regulations would cause non-conforming investments to be treated as non-admitted assets for purposes of measuring statutory surplus and, in some instances, would require divestiture.

Environmental pollution clean-up is the subject of both federal and state regulation. By some estimates, there are thousands of potential waste sites subject to clean up. The insurance industry is involved in extensive litigation regarding coverage issues. The Comprehensive Environmental Response Compensation and Liability Act of 1980 ("Superfund") and comparable state statutes ("mini-Superfund") govern the clean-up and restoration by "Potentially Responsible Parties" ("PRP's"). Superfund and the mini-Superfunds ("Environmental Clean-up Laws or "ECLs") establish a mechanism to pay for clean-up of waste sites if PRP's fail to do so, and to assign liability to PRP's. The extent of liability to be allocated to a PRP is dependent on a variety of factors. The extent of clean-up necessary and the assignment of liability has not been fully established. The insurance industry is disputing many such claims. Key coverage issues include whether Superfund response costs are considered damages under the policies, when and how coverage is triggered, applicability of pollution exclusions, the potential for joint and several liability and definition of an occurrence. Similar coverage issues exist for clean up and waste sites not covered under Superfund. To date, courts have been inconsistent in their rulings on these issues. An insurer's exposure to liability with regard to its insureds which have been, or may be, named as PRPs is uncertain. Superfund reform proposals have been introduced in Congress, but none have been enacted. There can be no assurance that any Superfund reform legislation will be enacted or that any such legislation will provide for a fair, effective and cost-efficient system for settlement of Superfund related claims.

While current federal income tax law permits the tax-deferred accumulation of earnings on the premiums paid by an annuity owner and holders of certain savings-oriented life insurance products, no assurance can be given that future tax law will continue to allow such tax deferrals. If such deferrals were not allowed, consumer demand for the affected products would be substantially reduced. In addition, proposals to lower the federal income tax rates through a form of flat tax or otherwise could have, if enacted, a negative impact on the demand for such products.

Companies engaged in investment banking/brokerage and investment management include brokerage firms, broker/dealers, investment banks, finance companies and mutual fund companies. Earnings and share prices of companies in this industry are quite volatile, and often exceed the volatility levels of the market as a whole. Recently, ongoing consolidation in the industry and the strong stock market has benefited stocks which investors believe will benefit from greater investor and issuer activity. Major determinants of future earnings of these companies are the direction of the stock market, investor confidence, equity transaction volume, the level and direction of long-term and short-term interest rates, and the outlook for emerging markets. Negative trends in any of these earnings determinants could have a serious adverse effect on the financial stability, as well as the stock prices, of these companies. Furthermore, there can be no assurance that the issuers of the Securities included in the European Target 20 Portfolio will be able to respond in a timely manner to compete in the rapidly developing marketplace. In addition to the foregoing, profit margins of these companies continue to shrink due to the commoditization of traditional businesses, new competitors, capital expenditures on new technology and the pressures to compete globally.

Pharmaceutical. An investment in Units of the Pharmaceutical Portfolio should be made with an understanding of the problems and risks such an investment may entail. Companies involved in advanced medical devices and instruments, drugs and biotech have potential risks unique to their sector of the healthcare field. These companies are subject to governmental regulation of their products and services, a factor which could have a significant and possibly unfavorable effect on the price and availability of such products or services. Furthermore, such companies face the risk of increasing competition from new products or services, generic drug sales, the termination of patent protection for drug or medical supply products and the risk that technological advances will render their products obsolete. The research and development costs of bringing a drug to market are substantial, and include lengthy governmental review processes with no guarantee that the product will ever come to market. Many of these companies may have losses and may not offer certain products for several years. Such companies may also have persistent losses during a new product's transition from development to production, and revenue patterns may be erratic.

As the population of the United States ages, the companies involved in the healthcare field will continue to search for and develop new drugs, medical products and medical services through advanced technologies and diagnostics. On a worldwide basis, such companies are involved in the development and distributions of drugs, vaccines, medical products and medical services. These activities may make the biotechnology/pharmaceuticals sector very attractive for investors seeking the potential for growth in their investment portfolio. However, there are no assurances that the Trust's objectives will be met.

Legislative proposals concerning healthcare are proposed in Congress from time to time. These proposals span a wide range of topics, including cost and price controls (which might include a freeze on the prices of prescription drugs). The Sponsor is unable to predict the effect of any of these proposals, if enacted, on the issuers of Securities in the Trust.

Technology. The Technology Portfolio is concentrated in common stocks of technology companies. Technology companies generally include companies involved in the development, design, manufacture and sale of computers and peripherals, software and services, data networking/communications equipment, internet access/information providers, semiconductors and semiconductor equipment and other related products, systems and services. The market for these products, especially those specifically related to the Internet, is characterized by rapidly changing technology, rapid product obsolescence, cyclical market patterns, evolving industry standards and frequent new product introductions. The success of the issuers of the Securities depends in substantial part on the timely and successful introduction of new products. An unexpected change in one or more of the technologies affecting an issuer's products or in the market for products based on a particular technology could have a material adverse affect on an issuer's operating results. Furthermore, there can be no assurance that the issuers of the Securities will be able to respond in a timely manner to compete in the rapidly developing marketplace.

Based on trading history of common stock, factors such as announcements of new products or development of new technologies and general conditions of the industry have caused and are likely to cause the market price of high-technology common stocks to fluctuate substantially. In addition, technology company stocks have experienced extreme price and volume fluctuations that often have been unrelated to the operating performance of such companies. This market volatility may adversely affect the market price of the Securities and therefore the ability of a Unit holder to redeem Units at a price equal to or greater than the original price paid for such Units.

Some key components of certain products of technology issuers are currently available only from single sources. There can be no assurance that in the future suppliers will be able to meet the demand for components in a timely and cost effective manner. Accordingly, an issuer's operating results and customer relationships could be adversely affected by either an increase in price for, or an interruption or reduction in supply of, any key components. Additionally, many technology issuers are characterized by a highly concentrated customer base consisting of a limited number of large customers who may require product vendors to comply with rigorous industry standards. Any failure to comply with such standards may result in a significant loss or reduction of sales. Because many products and technologies of technology companies are incorporated into other related products, such companies are often highly dependent on the performance of the personal computer, electronics and telecommunications industries. There can be no assurance that these customers will place additional orders, or that an issuer of Securities will obtain orders of similar magnitude as past orders from other customers. Similarly, the success of certain technology companies is tied to a relatively small concentration of products or technologies. Accordingly, a decline in demand of such products, technologies or from such customers could have a material adverse impact on issuers of the Securities.

Many technology companies rely on a combination of patents, copyrights, trademarks and trade secret laws to establish and protect their proprietary rights in their products and technologies. There can be no assurance that the steps taken by the issuers of the Securities to protect their proprietary rights will be adequate to prevent misappropriation of their technology or that competitors will not independently develop technologies that are substantially equivalent or superior to such issuers' technology. In addition, due to the increasing public use of the Internet, it is possible that other laws and regulations may be adopted to address issues such as privacy, pricing, characteristics, and quality of Internet products and services. The adoption of any such laws could have a material adverse impact on the Securities in a Trust.

Like many areas of technology, the semiconductor business environment is highly competitive, notoriously cyclical and subject to rapid and often unanticipated change. Recent industry downturns have resulted, in part, from weak pricing, persistent overcapacity, slowdown in Asian demand and a shift in retail personal computer sales toward the low end, or "sub- $1,000" segment. Industry growth is dependent upon several factors, including: the rate of global economic expansion; demand for products such as personal computers and networking and communications equipment; excess productive capacity and the resultant effect on pricing; and the rate of growth in the market for low-priced personal computers.

Portfolios

          Equity Securities Selected for Financial Services Portfolio,
                               Qualified 2002 Series

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Equity Securities Selected for Pharmaceutical Portfolio, Qualified 2002 Series

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Equity Securities Selected for Technology Portfolio, Qualified 2002 Series

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We have obtained the foregoing company descriptions from sources we deem reliable. We have not independently verified the provided information either in terms of accuracy or completeness.

                           MEMORANDUM

                           Re:  FT 595

     The only difference of consequence (except as described below) between FT 589, which is the current fund, and FT 595, the filing of which this memorandum accompanies, is the change in the series number. The list of securities comprising the Fund, the evaluation, record and distribution dates and other changes pertaining specifically to the new series, such as size and number of Units in the Fund and the statement of condition of the new Fund, will be filed by amendment.


                            1940 ACT


                      FORMS N-8A AND N-8B-2

     These forms were not filed, as the Form N-8A and Form N-8B-2 filed in respect of Templeton Growth and Treasury Trust, Series 1 and subsequent series (File No. 811-05903) related also to the subsequent series of the Fund.


                            1933 ACT


                           PROSPECTUS

     The only significant changes in the Prospectus from the Series 589 Prospectus relate to the series number and size and the date and various items of information which will be derived from and apply specifically to the securities deposited in the Fund.




               CONTENTS OF REGISTRATION STATEMENT


ITEM A    Bonding Arrangements of Depositor:

          Nike Securities L.P. is covered by a Broker's Fidelity
          Bond, in the total amount of $2,000,000, the insurer being National Union Fire Insurance Company of
          Pittsburgh.

ITEM B This Registration Statement on Form S-6 comprises the following papers and documents:

          The facing sheet

          The Prospectus

          The signatures

          Exhibits


                               S-1
                           SIGNATURES

     Pursuant to the requirements of the Securities Act of 1933, the Registrant, FT 595 has duly caused this Registration
Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the Village of Lisle and State of Illinois on January 16, 2002.

                           FT 595
                                     (Registrant)

                           By:       NIKE SECURITIES L.P.
                                     (Depositor)


                           By        Robert M. Porcellino
                                     Senior Vice President


     Pursuant to the requirements of the Securities Act of  1933,
this  Registration  Statement  has  been  signed  below  by   the
following person in the capacity and on the date indicated:


NAME                   TITLE*                      DATE

David J. Allen         Sole Director of
                       Nike Securities        January 16, 2002
                       Corporation, the
                       General Partner of
                       Nike Securities L.P.   Robert M. Porcellino
                                              Attorney-in-Fact**



___________________________
* The title of the person named herein represents his capacity in and relationship to Nike Securities L.P., the Depositor.

** An executed copy of the related power of attorney was filed with the Securities and Exchange Commission in connection with Amendment No. 1 to form S-6 of The First Trust Combined Series 258 (File No. 33-63483) and the same is hereby incorporated by this reference.


                               S-2
                       CONSENTS OF COUNSEL

     The consents of counsel to the use of their names in the Prospectus included in this Registration Statement will be contained in their respective opinions to be filed as Exhibits
3.1, 3.2, 3.3 and 3.4 of the Registration Statement.


                CONSENT OF DELOITTE & TOUCHE LLP

     The consent of Deloitte & Touche LLP to the use of its name and to the reference to such firm in the Prospectus included in this Registration Statement will be filed by amendment.


              CONSENT OF FIRST TRUST ADVISORS L.P.

     The consent of First Trust Advisors L.P. to the use of its name in the Prospectus included in the Registration Statement is filed as Exhibit 4.1 to the Registration Statement.


                               S-3
                          EXHIBIT INDEX

1.1 Form of Standard Terms and Conditions of Trust for The First Trust Special Situations Trust, Series 22 and certain subsequent Series, effective November 20, 1991 among Nike Securities L.P., as Depositor, United States Trust Company of New York as Trustee, Securities Evaluation Service, Inc., as Evaluator, and Nike Financial Advisory Services L.P. as Portfolio Supervisor (incorporated by reference to Amendment No. 1 to Form S-6 [File No. 33-43693] filed on behalf of The First Trust Special Situations Trust, Series 22).

1.1.1* Form  of  Trust Agreement for FT 595 among Nike Securities
       L.P.,  as  Depositor, JPMorgan Chase Bank, as Trustee  and
       First  Trust  Advisors  L.P., as Evaluator  and  Portfolio
       Supervisor.

1.2 Copy of Certificate of Limited Partnership of Nike Securities L.P. (incorporated by reference to Amendment No. 1 to Form S-6 [File No. 33-42683] filed on behalf of The First Trust Special Situations Trust, Series 18).

1.3    Copy   of   Amended   and  Restated  Limited   Partnership
       Agreement of Nike Securities L.P. (incorporated by reference to Amendment No. 1 to Form S-6 [File No.
       33-42683] filed on behalf of The First Trust Special Situations Trust, Series 18).

1.4 Copy of Articles of Incorporation of Nike Securities Corporation, the general partner of Nike Securities L.P., Depositor (incorporated by reference to Amendment No. 1 to Form S-6 [File No. 33-42683] filed on behalf of The First Trust Special Situations Trust, Series 18).

1.5    Copy  of  By-Laws  of  Nike  Securities  Corporation,  the
       general partner of Nike Securities L.P., Depositor (incorporated by reference to Amendment No. 1 to Form S-6 [File No. 33-42683] filed on behalf of The First Trust Special Situations Trust, Series 18).

2.1  Copy  of  Certificate of Ownership (included in Exhibit  1.1 filed herewith on page 2 and incorporated herein by reference).

2.2 Copy of Code of Ethics (incorporated by reference to Amendment No. 1 to form S-6 [File No. 333-31176] filed on behalf of FT 415).

3.1* Opinion of counsel as to legality of Securities being registered.

                               S-4

3.2* Opinion of counsel as to Federal income tax status of Securities being registered.

3.3* Opinion of counsel as to New York income tax status of Securities being registered.

3.4*   Opinion of counsel as to advancement of funds by Trustee.

4.1*   Consent of First Trust Advisors L.P.

6.1 List of Directors and Officers of Depositor and other related information (incorporated by reference to Amendment No. 1 to Form S-6 [File No. 33-42683] filed on behalf of The First Trust Special Situations Trust, Series 18).

7.1 Power of Attorney executed by the Director listed on page S-3 of this Registration Statement (incorporated by reference to Amendment No. 1 to Form S-6 [File No.
       33-63483]  filed  on  behalf of The First  Trust  Combined
       Series 258).


___________________________________
* To be filed by amendment.

                               S-5